December 2, 2008

John W. Thompson
Chairman and Chief Executive Officer
Symantec Corporation
20330 Stevens Creek Blvd
Cupertino, CA 95014

>   **Re: Symantec Corporation**
>   **Form 10-K for the Fiscal Year Ended March 28, 2008**
>   **Filed May 21, 2008**
>   **Form 10-Q for the Quarterly Period Ended October 3, 2008**
>   **Filed November 7, 2008**
>   **File no. 0-17781**

Dear Mr. Thompson:

     We have reviewed your response letter dated November 12, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 27, 2008.

Form 10-K for the Fiscal Year Ended March 28, 2008

Note 1. Summary of Significant Accounting Policies

Revenue Recognition

Indirect Channel Sales, page 73

1.   We note your response to our prior comment 1 and your disclosures on page 73 where you indicate that for consumer products that include content updates, the Company recognizes revenue over the term of the subscription on a sell-through

basis. We further note your disclosures, which state that the Company fully reserves for obsolete products in the distribution channel as an offset to deferred revenue. Please tell us whether the reserve for obsolete inventory relates to the consumer products that include content updates or to all other consumer products. If the latter is the case, then please explain further why you offset deferred revenue for this reserve when the Company recognizes revenue from the sales of all other consumer products on a sell-in basis (assuming inventory levels do not exceed specified levels) and accordingly, there does not appear to be any deferred revenue associated with such sales. Also, please revise your disclosures in the future to clearly indicate to which products the reserve for obsolete inventory relates.

2. With regards to the distributor and reseller sales of consumer products that include content updates, please explain further why you record revenue on a sell-through basis. For instance, tell us whether you defer revenue due to your inability to estimate returns in accordance with SAB Topic 13.A.4.(b) Question 1 and paragraph 6 of SFAS 48. In addition, please tell us how you considered disclosing this information.

3. We note from your disclosures on page 31 that for consumer products that include content updates, you recognize deferred revenue and inventory for the respective revenue and cost of revenue amounts of unsold product held by the Company's distributors and resellers. Please explain further what you mean by this disclosure. In this regard, tell us whether you recognize deferred revenue with an offsetting receivable upon shipment to the distributor or tell us whether you only recognize deferred revenue upon sell-through to the end user. Also, tell us how you account for the inventory from product held in the distribution channel. For instance, tell us whether the Company records a reduction to inventory at the time you ship the product to your distributor and if so, tell us what the offset is to this entry. Please provide the accounting entries recorded throughout the sale process (i.e. upon shipment of inventory to the distributor and upon sale to the end-user) and tell us the accounting literature you relied upon for each transaction.

Note 18. Litigation

4. We note your response to our prior comment 3 and the breakdown of the Company's two litigation settlements during the fourth quarter of fiscal 2008. With regards to the litigation that resulted in a settlement gain for the Company, please explain in greater detail the terms of this agreement. For instance, tell us whether the settlement agreement provided the other party with a license to use any of the Company's products in the future or tell us whether the Company was granted a license to any of the other party's products. If so, then tell us how you considered bifurcating the terms of the settlement agreement and how you

determined that full gain recognition at the time of settlement was appropriate. In addition, tell us on what specific date the Company received the funds.

Exhibits

5.   We note your response to our prior comment 4 indicating that you filed the employment agreements with Messrs. Hughes and Butterfield with the second quarter Form 10-Q filed November 7, 2008. It appears that once you have knowledge that a person is in fact a named executive officer for a completed fiscal year, you must file the employment agreement with the first filing having a material contracts filing requirement pursuant to Item 601(b)(10) of Regulation S-K.

6.   We are unable to concur with your assertion in response to prior comment 6 that you have complied with the requirements of Item 601(b)(2) of Regulation S-K. A plain language reading of that item requires that you provide a "list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request." Thus the merger agreement should include as part of the filing an attachment or similar mechanism that identifies at a glance for use by investors and others the omitted schedules together with an agreement to furnish those schedules upon request. We will not object if you refile Exhibit 2.02 along with the list of omitted schedules and agreement to furnish the omitted schedules with your next periodic report.

Form 10-Q for the Quarter Ended October 3, 2008

Note 17 Goodwill, Acquired Product Rights, and Other Intangible Assets, page 12

7.   We note the recent drop in your stock price and market capitalization since the quarter ended October 3, 2008. It appears as though this event may represent an occurrence of a triggering event that may require you to test your goodwill for impairment before your annual test pursuant to paragraph 28 of SFAS 142. Tell us whether the Company has performed (or intends to perform) an interim analysis of goodwill pursuant to this guidance and if so, please tell us how your evaluation of goodwill impairment complies with paragraphs 19 through 22 of SFAS 142. Explain how you determine the fair value of your reporting units and how your estimate of fair value complies with paragraphs 23 through 25 of SFAS 142. Compare the fair value for your reporting units to the Company's market capitalization, and if materially different, please provide us with the underlying reasons. Alternatively, if you do not believe the decrease in your market capitalization represents a triggering event, then please explain how you concluded as such.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 and Maryse Mills-Apenteng, Staff Attorney at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Kathleen Collins
                                        Accounting Branch Chief